September 30, 2009
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
034855-0101

Via EDGAR System and Overnight Mail

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C.  20549

Re:	Lotsoff Capital Management Investment Trust (Investment Company Act File No. 811-21422)
Amended Preliminary Proxy Statement on Schedule 14A
Filed September 24, 2009

Dear Ms. Browning:

On behalf of our client, Lotsoff Capital Management Investment Trust and its series, the Lotsoff Capital Management Micro Cap Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the amended Preliminary Proxy Statement referenced above (the “Proxy Statement”).  The comments were provided by Richard Pfordte, at (202) 551-6967 or pfordter@sec.gov, and Kimberly Browning, at (202) 551-6974 or browningk@sec.gov, on September 29, 2009.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses.

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.  As appropriate, the Fund has amended the Proxy Statement in response to these comments.

Proxy Statement

1.      Please confirm that the Fund has not paid any brokerage commissions to an “affiliated broker,” as such term is defined in Item 22 of Schedule 14A.

Response:  The Fund confirms that it has not paid any brokerage commissions to an affiliated broker.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
September 30, 2009

2.    We note the disclosure related to the approval of the new investment advisory agreement and the reference to the report indicating that the Adviser was not realizing economies of scale that would make breakpoints appropriate.  Please revise this disclosure to identify who prepared the report.

Response:  The Fund has revised the Proxy Statement to reflect this request as follows:

“The Board reviewed reports prepared by the Fund’s administrator comparing the expense ratio and advisory fee paid by the Fund to those paid by other comparable mutual funds and concluded that the advisory fees paid by the Fund and the expense ratio of the Fund was in the range of comparable mutual funds.  The Board also reviewed a report prepared by the Adviser indicating that the Adviser was not realizing economies of scale that would make breakpoints appropriate in its management of the Fund and was unlikely to do so in the future.”

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer